December 8, 2010
Securities and Exchange Commission
Division of Corporation Finance
10 F Street NE
Washington, D.C. 20549-7010
Attention: John Cash, Accounting Branch Chief

Re:	Teledyne Technologies Incorporated Form 10-K for the fiscal year ended January 3, 2010 Filed March 2, 2010 File No. 1-15295
Dear Mr. Cash:
     Teledyne Technologies Incorporated (the “Company” or “Teledyne”) hereby provides additional information as requested by the SEC Staff during our teleconference call on November 17, 2010, related to the above-referenced filing, which has been discussed with Ernst & Young LLP, the Company’s independent registered public accounting firm, including its National Office, as follows regarding how we establish our reporting units for purposes of evaluating goodwill in the Electronics and Communications (“E&C”) segment.
Identification of Reporting Units for Goodwill Impairment Testing
     When establishing our reporting units for the purposes of evaluating goodwill we considered the criteria under Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 350, Intangibles — Goodwill and Other and the relevant paragraphs of ASC 280 — Segment Reporting. The determination of reporting units under ASC 350-20-35-33 begins with the definition of an operating segment in ASC 280-10-50-1. With respect to the E&C reportable segment, our reporting units for goodwill impairment testing begins at the business unit level (component) subject to aggregation as appropriate.
     ASC 350-20-35-36 states that an operating segment shall be deemed to be a reporting unit if all of its components are similar, if none of its components is a reporting unit, or if it comprises only a single component. We have always defined our E&C operating segment as a reporting unit because all of its components are similar under this interpretation of the guidance. ASC 350-20-35-35 states that two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics and ASC 350-20-55-7 states that every factor noted in ASC 280-10-50-11 need not be met in order for two components to be considered economically similar. After consideration of the aggregation criteria, we

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believe that the E&C operating segment represents a reporting unit for the purposes of assessing goodwill for impairment.
     We have performed an evaluation of the components under ASC 350-20-35-36. The following was considered in our determination that the components of our operating segments should be aggregated and are described below.
     Each of our E&C business units represent a component of the E&C operating segment as it is a business for which discrete financial information is available that is reviewed regularly by E&C segment management. The business units have been aggregated for the E&C operating segment in accordance with ASC 350-20-35-35, which states that two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics. In accordance with ASC 350-20-55-06 evaluating whether two components have similar economic characteristics is a matter of judgment that depends on specific facts and circumstances. That assessment should be more qualitative than quantitative. Additionally, under ASC 350-20-55-07, in determining whether the components of an operating segment have similar economic characteristics, all of the factors in ASC 280-10-50-11 should be considered. However, every factor need not be met in order for two components to be considered economically similar. ASC 350 allows aggregation of the business unit or component level using the criteria provided in ASC 280-1-50-11 for the operating segment., The aggregation criteria in ASC 280-10-50-11 permits two or more operating segments (business units or components for the purposes of ASC 350 evaluation) to be aggregated into a single operating segment if the segments have similar economic characteristics, and if the segments are similar in all of the following areas:
a.	The nature of the products and services

b.	The nature of the production processes

c.	The type or class of customer for their products and services

d.	The methods used to distribute their products or provide their services

e.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.
     In addition, the determination of whether two components are economically similar need not be limited to consideration of the factors described in the above paragraph. In determining whether components should be combined into one reporting unit based on their economic similarities, factors that should be considered in addition to those in that paragraph include but are not limited to, the following:
a.	The manner in which an entity operates its business and the nature of those operations

b.	Whether goodwill is recoverable from the separate operations of each component business or from two or more component businesses working in concert (which might be the case if the components are economically interdependent)

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c.	The extent to which the component businesses share assets and other resources, as might be evidenced by extensive transfer pricing mechanisms

d.	Whether the components support and benefit from common research and development projects.
     The following discussion further expands on the characteristics mentioned above by each segment and why the business units can be aggregated for goodwill impairment testing:
Electronics and Communications segment
     This segment sells its products in three end-markets: namely, defense electronics, electronic instrumentation and other commercial electronics. These are the three product lines where we summarize limited financial information quarterly. There are approximately 31 business units in the E&C segment. While most of our business units report their results into one of the three end-markets (product lines) noted, certain business units results are split into two of the three end-markets (product lines) noted above.
     The following summarizes why the components of the E&C reportable segment are similar based on the characteristics outlined in the guidance.
•	Similar economic characteristics:

The business units have similar economic characteristics based on qualitative and quantitative factors. The business units have similar cost structures as the electronic products produced are similar. The electronic product cost structures are similar by business unit as they rely on similar production processes, capital equipment, distribution methods, sharing of resources and expertise as described further below. Our business units are measured based on similar operations metrics and year over year performance.

•	The nature of the products and services:

The business units design, manufacture and sell technically complex and highly engineered electronic products that are primarily sold to regulated markets. The business units provide specialized electronic systems, instrumentation, components and services that address niche market applications in defense, marine, environmental, industrial, commercial aerospace, communications and scientific markets. Many of the products are either fully or partially customized to meet specific requirements.

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•	The nature of the production processes:

The manufacturing processes at each business unit are very similar. We primarily manufacture and assemble electronic components and products using similar production processes, capital equipment and quality processes. Our electronic products are produced in low volumes and highly modified to customer specifications. Quality assurance procedures, major electronic cost components and performance metrics are similar. The E&C segment business units develop and manufacture electronic component, subsystem and system products. The primary production processes across E&C business units are light electronics assembly using packaged semiconductors, hybrid microelectronics assembly using bare-chip semiconductors, and electromechanical assembly. A number of E&C electronic products use more than one of these processes. Light electronics assembly typically consists of installing printed circuit board assemblies in a product and, in many cases, adding specialized subassemblies such as sensors to the product.

•	The type or class of customer for their products and services:

Most of the business units sell into regulated markets. For example, the defense electronics markets are subject to regulation promulgated by the Department of Defense, Department of State, Department of Commerce and similar agencies. The electronic instrumentation and other commercial electronics markets are subject to regulation promulgated by the Federal Aviation Administration (FAA), Environmental Protection Agency, Food and Drug Administration, Nuclear Regulatory Agency and similar agencies. Additionally, our business units have many common customers.

•	The methods used to distribute their products or provide their services:

All of business units sell to customers via a combination of manufacturer representatives, distributors and direct sales representatives. We also exhibit in industry specific trade shows and pursue customer specific sales initiatives where employees from multiple business units participate.

•	The nature of the regulatory environment, for example, banking, insurance, or public utilities:

Most of the business units sell into regulated markets as noted above.

•	The manner in which an entity operates its business and the nature of those operations:

Each business unit operates under the Teledyne umbrella and each has the name Teledyne in their business name as well as many of their brand names. Additionally, the segment shares expertise over manufacturing operational excellence programs, new product development initiatives, purchasing programs, distribution channels and related research and development, as well as common selling efforts such as customer trade shows. The E&C segment sponsors

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customer-specific trade shows where employees from multiple business units participate.

•	Whether goodwill is recoverable from the separate operations of each component business or from two or more component businesses working in concert (which might be the case if the components are economically interdependent):

We do not believe that goodwill is recoverable from the separate operations of each component business due to the significant integration of our business units as described below. The balance of our goodwill in the E&C segment has increased from $297.1 million at year end 2006 to $485.7 million at year end 2009 as we have made 10 acquisitions during that period, as well as purchased the remaining interest in a majority owned company. As noted in footnote 3 in our 2009 Annual Report on Form 10-K, we stated that the primary reasons for the acquisitions was to strengthen and expand our core businesses through adding complementary product and service offerings, allowing greater integration of products and services and providing single-source customer solutions, enhancing our technical capabilities or increasing our addressable markets. The significant factors that resulted in recognition of goodwill were: (a) the purchase price was based on cash flow and return on capital projections assuming integration with our businesses and (b) the calculation of the fair value of tangible and intangible assets acquired that qualified for recognition. We believe that the inherent value of the acquisitions we made were not as standalone business units but as part of an overall strategy to expand our product and service offerings. Therefore, goodwill is recoverable from the E&C segment.

•	The extent to which the component businesses share assets and other resources, as might be evidenced by extensive transfer pricing mechanisms:

We are awarded customer contracts in many cases because of the complementary products our business units offer to the market. We have many overlapping customers between business units. Sometimes the products are sold via intercompany sales between business units and then to the end customer and sometimes we are awarded individual contracts by a customer by business unit. The strategy of our acquisitions has been to fill gaps in product offerings and allowing greater integrated products and services. The business units share expertise to solve technical issues, whether they are related to product development or production processes to accomplish the strategy described above.

•	Whether the components support and benefit from common research and development projects:

The business units in the segment share expertise over manufacturing operational excellence programs, new product development initiatives and related research and development. Common research and development projects in E&C take multiple forms. These include vertical integration, lateral integration, technology transfer and joint pursuit and conduct of customer sponsored research and development programs. For vertical integration, it is common that an E&C

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business unit that typically supplies specialized components will develop or adapt a component-level product for use in a system-level product being developed by another E&C business unit. In projects involving lateral integration, there is typically an opportunity to combine two or more system-level products into a more highly integrated multifunction system that would otherwise be beyond the technical capabilities of an individual business unit. In most of the projects of the types described above, each business unit would support the investment in the project with its own research and development resources and funds. Technology transfer projects typically involve cooperation between our contract research and development center, and one or more additional E&C business units. In these cases the goal is to advance technology from the relatively low technology readiness level typical of our contract research and development center’s programs to a level where it can be commercialized by the partner business units. Finally, there are opportunities to bid on externally sponsored research and development programs where an individual business unit may not have the technical depth or breadth to conduct the program on its own; however, the combination of two or more E&C business units offer the required capabilities. If a proposal is successful one of the business units is typically the prime contractor and the other business units are subcontractors.
     The segment president monitors the E&C activities via daily communications, weekly conference calls, regular on-site facility visits and quarterly business reviews. The revenue generation, manufacturing expertise, product development and selling efforts of these business units are tightly linked and are impacted by each other’s efforts. There is no separate president or manager by product line as this information is accumulated to facilitate the investor’s understanding of our end markets.
     Based on the above, the business units in the E&C segment are similar and can be aggregated for purposes of goodwill impairment testing under ASC 350. We did not include our analysis of our other three Segments (Engineered Systems, Aerospace Engines and Components and Energy and Power Systems) as they were not the focus of the Staff’s questions and they do not have significant amounts of goodwill (less than 5% of the Teledyne’s total goodwill at fiscal year-end 2009 and 2008).
Conclusion
     Based on these factors, we believe that our E&C operating segment constitutes a reporting unit for purposes of testing goodwill for impairment. We will expand our disclosure in future filings to discuss the determination of our reporting units as well as our methodology for determining the fair value of each reporting unit.
     In recognition of the Staff’s concern regarding goodwill impairment, we have performed a goodwill impairment test at a lower level for the E&C segment. For this test we performed the analysis by assuming that the three product lines, defense electronics, electronic instruments and other commercial electronics were the reporting units. Please

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note that the product lines used in the test are slightly different from the product lines referred to in the SEC filings as revenue for four of the business units are divided between the product lines and for this analysis we identified them to a single product line. We do not believe these differences have an impact on the test. We performed the test for 2008 and 2009. The percentage of the 2008 goodwill balance of $485.7 million allocated to the defense electronics, electronic instruments and other commercial electronics product lines was 40%, 59% and 1%, respectively. The percentage of the 2009 goodwill balance of $485.6 million allocated to the defense electronics, electronic instruments and other commercial electronics product lines was 41%, 58% and 1% respectively. The results of the tests determined that there was no indication of impairment for the 2008 or 2009 period as the estimated fair values of the reporting units substantially exceeded the carrying values. The percentage the estimated fair value exceeded the carrying value as of the fourth quarter of 2008 for the defense electronics, electronic instruments and other commercial electronics product lines was 126%, 199% and 490%, respectively. The percentage the estimated fair value exceeded the carrying value as of the fourth quarter of 2008 for the E&C segment was 178%. The percentage the estimated fair value exceeded the carrying value as of the fourth quarter of 2009 for the defense electronics, electronic instruments and other commercial electronics product lines was 42%, 124% and 63%, respectively. The percentage the estimated fair value exceeded the carrying value as of the fourth quarter of 2009 for the E&C segment was 100%.
Quarterly Operations Review Charts
     In response to the Staff’s request from our telephone conversation of November 17, 2010, we have provided the Staff with the following document under separate cover for confidential treatment:
•	The E&C quarterly operations review presentations for the October/November 2010 meeting. Also included is the meeting agenda schedule for the meetings.
     A binder is prepared for each meeting day containing the segment presentations. The binders are provided to the CODM, Segment Manager and other corporate executives. The format of the presentations for each segment is generally the same. The contents of the binders are presented in electronic form at the meeting by projection on a large theater screen. Only certain pages of the binder are presented, discussed and displayed on the screen. Generally, a single page with orders, sales, income before taxes, and cash flow is presented to get an understanding of the outlook for the year. The focus of the review centers on business risks and opportunities, manufacturing metrics and potential improvements to the business. Using the Analytical Instruments business unit presented on November 2, 2010 as a representative example, we have annotated in the binder which charts are generally presented during the meeting for each business unit. Most of the charts are prepared for reference purposes and are only reviewed if needed. The intent of the meeting is business oriented, not a detailed report of each page. Much of the information provided in the binder that is financial in nature is used by the

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Corporate Finance staff to ensure that the charts and information presented is based on accurate and complete information. Additionally, the Corporate Finance staff, from information provided, identifies and quantifies risks and opportunities for forecasting purposes as well as discussions with the investment community.
     Due to time and space limitations, the meeting generally lasts four or five business days each quarter. For the October/November meeting the Aerospace Engines and Components segment and the Energy and Power Systems segment presented on the same day. The Engineered Systems segment presented the next day. The E&C segment presented over the next three days. Business unit management is generally present for the entire day that they present their information. The CODM is in attendance at most but not all of the presentations during the four or five days. The principal purpose of the meetings is to assist segment managers in understanding the business and provide an opportunity for business unit managers to see developments at sister companies in the segment.
     As mentioned under separate cover we have provided the E&C operations review binders and not the binders for the other three segments as we believe the E&C segment is representative of the meeting contents. The Company is requesting confidential treatment for the materials included with this response pursuant to Rule 83 promulgated by the SEC (71 C.F.R. Section 200.83).
     If you have any questions regarding this response letter, please contact the undersigned at (805) 373-4611 or, in my absence, Susan L. Main, Vice President and Controller of the Company, at (805) 373-4720. Additionally, we are available to discuss our response in a telephone conversation, at your convenience, if you believe it would be beneficial to do so.

Sincerely,
/s/ Dale A. Schnittjer
Dale A. Schnittjer
Senior Vice President and Chief Financial Officer

cc:	F.V. Cahouet — Director and Chairman of the Audit Committee, Teledyne Technologies Incorporated
R. Mehrabian — Chairman, President and Chief Executive Officer, Teledyne Technologies Incorporated
J. T. Kuelbs — Executive Vice President, General Counsel and Secretary, Teledyne Technologies Incorporated
G. Birkenbeuel — Ernst & Young LLP